PURE GOLD MINERALS INC. T.PUG

Fax: 1-202-942-9624

To: Securities & Exchange Commission – Washington, D.C.

Attention: Compliance

From: Debra Watkins

Re: Pure Gold News Release

STRICTLY CONFIDENTIAL

Please deliver to the addressee immediately

PLEASE FIND ATTACHED LATEST NEWS RELEASE

Re: File No: 82-3520

dw 9/24

1255 West Pender Street
Vancouver, B.C. Canada V6E 2V1
Phone: 604-687-2038 Fax: 604-687-3141

Q:\Company Files\News Releases\Pure Gold Minerals Inc\PUG-FAX-News Releases.doc

NEWS RELEASE
PURE GOLD MINERALS INC.

1255 West Pender Street, Vancouver, B.C. V6E 2V1
Tel.: (604) 687-2038 / Fax.: (604) 687-3141

September 23, 2002 *TSX SYMBOL: PUG*

Alberta Joint Venture / Otish Mountains Quebec Update and $800,000 Flow-Through Financing

Pure Gold Minerals Inc. ("Pure Gold") is pleased to provide this update of activities for the Alberta Joint Venture and Otish Mountains program, and announce a flow-through share financing for ongoing exploration on Pure Gold's properties.

Alberta Joint Venture

The interpretation and processing of an airborne electromagnetic (EM) survey flown in the spring over an expanded area of the Buffalo Hills project has resulted in the identification of a number of new electromagnetic anomalies. These anomalies were not identified by previous magnetic surveys. The EM survey was completed to follow-up on the discovery of the K252 kimberlite, which, as previously announced, currently has the highest diamond recoveries in the Buffalo Hills at 55 carats per hundred tonnes. K252 was discovered through testing an EM anomaly, and has no significant associated magnetic signature. All previous discoveries were based on magnetic anomalies. The unique nature and the high diamond content of K252 have served to refocus exploration within the Buffalo Hills property.

These new EM targets are currently being evaluated and prioritized. It is anticipated that future field operations on the Buffalo Hills property will focus on the evaluation and testing of these targets.

The joint venturers on the Buffalo Hills property and their approximate beneficial interests are Pure Gold (PUG.TSX) 10 percent, Ashton Mining of Canada Inc. (ACA.TSX) 45 percent, and Encana Corporation. (ECA.TSX) 45 percent.

Otish Mountains Region, Quebec

Initial results from the caustic fusion analysis for micro diamonds of the H-2 kimberlite discovery, recovered one micro diamond from a 23.15 kg. sample from one of the phases of this complex kimberlite. Further caustic fusion analysis on remaining samples from H-2 will be undertaken. Pure Gold is awaiting the results of the kimberlite indicator analysis from the kimberlite and from till samples collected during the summer program. These results will enable Pure Gold to finalize the details of a proposed follow-up surface exploration program.

The kimberlite was discovered within the Tichégami River Property, one of three contiguous properties that form the 90,000-acre Beaver Lake diamond project. Pure Gold is earning a 60% interest in the Tichégami River property from Ditem Explorations Inc. of Montreal.

The discovery of one micro diamond provides encouragement for the diamondiferous potential of other possible kimberlites on the Tichégami property.

Cont'd...

Flow-Through Financing

Pure Gold intends to raise up to $800,000 through the sale of 10,000,000 Units at $0.08 per Unit. Each Unit will consist of one flow-through common share and one-half of one non-flow-through warrant. Each whole warrant can purchase one additional common share at $0.095 for 1 year from the date of closing. The offering will be conducted on a best efforts basis.

Haywood Securities Inc. will act as agent for the offering. Pure Gold will pay the Agent a corporate finance fee of 400,000 Units (the "Agent's Units"). Each Agent's Unit will consist of one common share and one-half of one common share purchase warrant, each whole warrant exercisable for one common share at $0.095 for 1 year from the date of closing. Additionally, Pure Gold will pay the Agent a cash commission of 7.5% of the proceeds raised, and will issue broker's warrants (the Agent's Warrants") representing 15% of the number of Units sold under the offering. Each Agent's Warrant entitles the Agent to acquire one common share of the Corporation, exercisable for a period not later than 2 years from the date of closing, at a price of $0.095 per common share.

The offering is subject to a number of conditions including the execution of formal documentation and receipt of the applicable regulatory approval.

The proceeds from this offering will be used for Pure Gold's ongoing exploration programs.

For further information, please contact:

Donald R. Sheldon – President
(604) 687-2038
or visit our website at www.puregold.ca